Contact

www.linkedin.com/in/jisukimdev
(LinkedIn)

Top Skills

C Level Management
Sales
Business Development

Languages

English (Native or Bilingual)
Korean (Native or Bilingual)

Jisu Kim

CCO of @ MetroAir Inc. | International Relations | Manufacturing Process Improvement | Investment Relations Specialist | UAM | AI | Autonomous

Seoul, South Korea

Summary

As the Chief Commercial Officer (CCO) at MetroAir Inc., I lead our commercial strategy, focusing on global partnerships, market expansion, and investment relations. My role is to align our innovative technologies with investor expectations, securing funding and driving business growth.

I oversee key manufacturing collaborations and international market initiatives, ensuring MetroAir's success in the evolving urban air mobility industry. My goal is to position our company as a global leader through strategic partnerships and innovative growth strategies.

Experience

MetroAir Inc. 메트로에어

2 years 7 months

Chief Commercial Officer (CCO)

December 2024 - Present (1 year 8 months)

South Korea

As the Chief Commercial Officer (CCO) at MetroAir Inc., I lead our commercial strategy, focusing on global partnerships, market expansion, and investment relations. My role is to align our innovative technologies with investor expectations, securing funding and driving business growth.

I oversee key manufacturing collaborations and international market initiatives, ensuring MetroAir's success in the evolving urban air mobility industry. My goal is to position our company as a global leader through strategic partnerships and innovative growth strategies.

Marketing Manager

January 2024 - Present (2 years 7 months)

South Korea

Jisu Kim serves as the Marketing Manager at MetroAir, where she specializes in international relations and manufacturing partnerships. Her responsibilities include developing and strengthening global networks, managing key manufacturing relations, and overseeing strategic market expansion initiatives.

TeamSparta Inc.

Back End Developer

August 2023 - December 2023 (5 months)

Seoul, South Korea

Jisu Kim served as a backend developer on a project focused on developing an AI-driven image generation website. In this role, I actively contributed to the implementation of features that leveraged DALL-E technology. The project aimed to enable users to generate unique profile images, which could be uploaded and shared seamlessly within the website. I collaborated with a team of five individuals, employing Python with Django for backend development, PostgreSQL for database management, React for the frontend, and AWS for hosting and storage infrastructure.

Individual bussissness

Founder

March 2021 - December 2023 (2 years 10 months)

Seoul, South Korea

Experienced Project Manager with a demonstrated history of leading cross-functional teams and driving successful projects in the yoga studio industry. Adept at managing teams of up to 10 professionals across diverse areas including business development, marketing, customer service, business planning, and healthcare services. Proficient in web development, data analysis, and online retail strategies. Known for a results-driven approach, excellent communication skills, and a commitment to achieving business goals.

Key Skills:

Project Leadership: Successfully led teams of 10 professionals in various aspects of yoga studio business, ensuring seamless coordination and project success.

Business Development: Developed and executed comprehensive business plans to enhance studio operations and profitability.

Marketing Expertise: Orchestrated marketing campaigns that boosted brand visibility, customer engagement, and revenue growth.

Customer Service Excellence: Prioritized exceptional customer experiences, resulting in high client satisfaction and repeat business.
Healthcare Services: Applied knowledge of healthcare practices to promote wellness and safety within the studio environment.
Web Development: Proficient in website development, ensuring an online presence that effectively showcases services and attracts new clients.
Data Analysis: Utilized data-driven insights to make informed business decisions and optimize operations.
Online Retail Strategies: Leveraged e-commerce solutions to expand revenue streams and drive online sales.

IQVIA

Clinical Research Associate II

July 2020 - February 2021 (8 months)

Seoul, South Korea

- Facilitated site selection, initiation and monitoring visits in compliance with the contracted scope of work and good clinical practice, with a focus on biologics in Phase 3 trials.
- Managed contract processing and site relationships, ensuring trials run smoothly and efficiently.
- Contributed to the management of a pivotal Phase 3 trial for Paroxysmal Nocturnal Hemoglobinuria (Biologic (Antibody)).
- Oversaw the tracking of regulatory submissions, recruitment, CRF completion, and data query resolution to maintain study integrity.
- Documented detailed visit reports and site correspondence, ensuring clear and actionable communication.

Synex Consulting Ltd.

Clinical Research Associate

July 2018 - July 2020 (2 years 1 month)

430, Nonhyeon-ro, Gangnam-gu, Seoul

- Conducted comprehensive initiation, monitoring, and close-out visits in line with good clinical practice, focusing on clinical device trials across multiple indications.
- Expertise in managing and overseeing trials for a wide range of medical devices, including pivotal and pilot studies.
- Key indications worked on:

Gastrointestinal Cancer (Interventional, Pivotal)

Alzheimer's Disease (Software, Pilot)

Toothache (Interventional, Post-Market)

Essential Tremor (Software, Pilot)

Allergic Rhinitis (Interventional, Pivotal)

Myopia (Interventional, Pivotal)

Coronary Artery Stenosis (Interventional, Pilot)

Wrinkled Skin (Interventional, Pivotal)

- Implemented subject recruitment strategies, ensuring the integrity of trial data and adherence to protocol.
- Maintained rigorous documentation and successfully navigated regulatory submissions, enhancing trial efficiency and data quality.

Skin Life Biotechnology Center Co., Ltd.

Intern

December 2017 - January 2018 (2 months)

Suwon, Gyeonggi-do, Korea

Jisu conducted research on customized cosmetics using skin genetics as the main topic.

IEC Korea (Institut d'Expertise Clinique)

Intern

July 2017 - August 2017 (2 months)

yeongtong-gu, Korea

Education

Kyung Hee University

Undergraduate, Genetic Engineering · (2013 - 2018)

Linköping University

Statistics · (2015)

TeamSparta

· (August 2023 - December 2023)